Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10891

SUPPLEMENT NO. 3 DATED AUGUST 23, 2019

TO OFFERING CIRCULAR DATED JUN 21, 2019

Nowigence Inc.

This document supplements, and should be read in conjunction with, the Offering Circular dated June 21, 2019 of Nowigence Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose

-Updated information regarding Plan of Distribution page 28:

A-We have entered into an Underwriting Agreement with Dalmore Group, LLC. FINRA/SIPC member firm (the “Underwriter”) to conduct this offering on a “best efforts” basis. We have agreed to pay the Underwriter a cash fee equal to (i) 8% of the gross proceeds from 5,000,000 shares ($5,000,000) sold in this offering by the underwriter or (ii) 2% of the gross proceeds from the sale of fee from Investors that are introduced by the Client or third-party crowdfunding.

B-We have entered into markting Agreement with Global Quantitative, LLC, advisory and consulting services and to market our offering electronically on Fundpep platform. We have agreed to pay a flat fee of ten thousand dollars ($10,000) to consultant for his advisory and markting activities.

The following information replaces the information under “Plan of Distribution” on pages 28 of the Offering Circular form 1-A/A filed on June 21, 2019:

We have entered into an Underwriting Agreement with Dalmore Group, LLC. FINRA/SIPC member firm (the “Underwriter”) to conduct this offering on a “best efforts” basis. We have agreed to pay the Underwriter a cash fee equal to (i) 8% of the gross proceeds from 5,000,000 shares ($5,000,000) sold in this offering by the underwriter or (ii) 2% of the gross proceeds from the sale of fee from Investors that are introduced by the Client or third-party crowdfunding.

We have entered into markting Agreement with Global Quantitative, LLC, advisory and consulting services and to market our offering electronically on Fundpep platform. We have agreed to pay a flat fee of ten thousand dollars ($10,000) to consultant for his advisory and markting activities.

Replacing the following paragraph:

There is currently no underwriter or sales agents for the Shares; however, the Company reserves the right to retain the services of one or more FINRA registered broker-dealers to serve as an underwriter or selling agent of the Shares in consideration for customary fees and commissions not exceeding those imposed by FINRA. As of the date of this offering circular, no selling agreements had been entered by us with any broker-dealer firms. In the event we engage a broker-dealer, we will file an amendment to this Offering Circular to disclose the name of the underwriter or selling group and the terms of compensation.